April 13, 2007

Robert F. Telewicz Senior Staff Accountant Mail Stop 4561 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: General Components, Inc.
      Form 10-KSB for the year ended December 31, 2005 (File No. 000-33483)

Dear Mr. Telewicz:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on January 18, 2006 (the “Comment Letter”). The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-KSB for the year ended December 31, 2005

Item 3. Controls and Procedures

1.	We note your response to our prior comment number three and reissue our original comment. Please revise to make the following corrections to your certifications filed as Exhibit 31.1 and 31.2:

•
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

•	We note the use of the term “annual report” in paragraphs 2, 3, and 4(a) of your certification. Revise your certification to omit the word “annual”.

•
We note that you have omitted the phrase “or caused such disclosure controls and procedures to be designed under our supervision” from paragraph 4(a) of your certification. Revise your certification to include the exact wording as provided in Item 601(b)(31) of Regulation S-B.

•
We note in paragraph 4(c) of your certification that you have certified that all changes in internal control over financial reporting that occurred during the most recent fiscal year have been disclosed rather than the most recent fiscal quarter as required by Regulation S-B. Revise your certification to include the exact wording as provided in Item 601(b)(31) of Regulation S-B.

•
We note that you have omitted the phrase “and material weaknesses” from paragraph 5(a) of your certification. Revise your certification to include the exact wording as provided in Item 601(b)(31) of Regulation S-B.

The Company has filed amended Exhibits 31.1 and 31.2 to its Annual Report on Form 10-KSB for the year ended December 31, 2005 in accordance with the Staff’s comment.

The Company hereby acknowledges that

■	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ MA Qing
MA Qing
Chief Financial Officer

CC:	Mitchell S. Nussbaum, Esq.